UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated September 25, 2009, announcing that the Company's 2009 Annual General Meeting was duly held on September 25, 2009, in Paget, Bermuda.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED (registrant)

Dated: September 28, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1033508

Exhibit 1
SFL – 2009 Annual General Meeting

Ship Finance International Limited (the "Company") advises that the 2009 Annual General Meeting of the Company was held on September 25, 2009 at 12:00 noon at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolutions were passed:

1)	To set the maximum number of Directors to be not more than eight.

2)	That vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to full such casual vacancies as and when it deems fit.

3)	To re-elect Paul Leand Jr. as a Director of the Company.

4)	To re-elect Kate Blankenship as a Director of the Company.

5)	To re-elect Craig H. Stevenson, Jr., as a Director of the Company.

6)	To re-elect Hans Petter Aas as a Director of the Company.

7)	To re-elect Cecilie Fredriksen as a Director of the Company.

8)	To appoint Moore Stephens, P.C. as auditors and to authorize the Directors to determine their remuneration.

9)	That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$750,000.00 be approved for the year ended December 31, 2009.

10)
To reduce the share premium account of the Company from US$2,194,000.00 to nil, and to credit the amount resulting from the reduction to the Company's Contributed Surplus account, with immediate effect.

In addition, the audited consolidated financial statements for Ship Finance International Limited for the year ended December 31, 2008 were presented to the Meeting.

Hamilton, Bermuda
September 25, 2009

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 66 vessels, including 32 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, one dry-bulk carrier, 13 container vessels, six offshore supply vessels, one jack-up drilling rigs and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters. The Company has declared a cash dividend for 22 consecutive quarters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political.